SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2006

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

March 7, 2006	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

You are invited to participate in a teleconference presentation by:

Senior management will discuss preliminary fourth quarter 2005 results. A question and answer session will follow.

Management representatives will include

Mr. Kjell E. Jacobsen

Chief Executive Officer

Mr. Alf C. Thorkildsen

Chief Financial Officer

Mr. Jim Daatland

Investor Relations Manager

Mr. Livar Voll

Corporate Controller

Smedvig asa (NYSE: SMV/A and SMV/B) is an offshore drilling company based in Stavanger, Norway. It owns and operates mobile drilling units and holds contracts for production drilling, well services and maintenance on fixed installations in the Norwegian sector of the North Sea. In addition, the company pursues substantial production drilling operations in South East Asia.

Preliminary Fourth Quarter 2005 Results Conference Call and Webcast

Thursday, February 16, 2006

12:00 noon ET

International +1 (706) 634-1387

US (800) 374-0724

Please call ten minutes prior to start time. The live webcast can be accessed through Smedvig’s website at www.smedvig.no

Replay will be available from 2/16/06 at

12:15 p.m. to 2/24/06 at 11:55 p.m.

For replay, please dial:

International +1 (706) 645-9291

US (800) 642-1687

Access Code: 5269887

You may e-mail your response to mjones@hfgcg.com, fax this sheet to (646) 284-9494 or telephone (646) 284-9414.

We would greatly appreciate your completion or correction of the following information for the Company’s records:

Name:                                                                                                               Company:

Direct Line:

Fax Number:

E-Mail Address:

☐ Please delete my name from your list.	☐ Please update your records with details above.

NEWS RELEASE

Smedvig preliminary results 2005

STAVANGER, Norway, February 16, 2006 — Smedvig reports preliminary operating profit for 2005 of NOK 1,272 million as compared to NOK 624 million in the previous year. The increase reflects improved contributions from all divisions as well as the partial reversal of previous write-down of the book value for the drillship West Navigator. Operating profit for the fourth quarter amounted to NOK 535 million as compared to NOK 194 million in the previous quarter.

Net financial income for the year was NOK 81 million as compared to an expense of NOK 90 million in the previous year. The increase primarily reflects the gain of approximately NOK 350 million from the sale of the Company’s ownership share in Roxar AS. For the fourth quarter, net financial income amounted to NOK 248 million as compared to an expense of NOK 38 in the previous quarter.

The income tax was NOK 808 million as compared to NOK 164 million in the previous year. The increase reflects the exit from the Norwegian Tonnage Tax system and the transfer of ownership of the tender rigs to a none-Norwegian domicile.

Consolidated net income for the year was NOK 545 million as compared to NOK 370 million in 2004. Net income for the fourth quarter was NOK 43 million as compared to NOK 114 million for the previous quarter.

Earnings per share was NOK 6.86 in 2005 as compared to earnings per share of NOK 4.60 in 2004.

Operating profit for Mobile Units in 2005 amounted to NOK 732 million as compared to NOK 291 million in 2004. The increase was partially due to the reversal of the previous write-down of the book value for the drillship West Navigator and increased dayrates and utilization for the drilling units. The utilization rate for the mobile units averaged 96 percent in 2005 as compared to 89 percent in 2004. For the fourth quarter, the operating profit was NOK 381 million as compared to NOK 55 million in the previous quarter.

Operating profit for Tender Rigs amounted to NOK 333 million as compared to NOK 245 million in 2004. The increase was primarily due to a new unit coming into operations as well as higher dayrates on new contracts. The utilization rate for the tender rig fleet averaged 95 percent in 2005 as compared to 89 percent in 2004. For the fourth quarter, operating profit amounted to NOK 94 million as compared to NOK 96 million in the previous quarter.

Operating profit for Well Services amounted to NOK 151 million as compared to NOK 88 million in 2004. The substantial improvement was mainly due to increased activities within the platform drilling and wireline operations. For the fourth quarter, operating profit amounted to NOK 59 million as compared to NOK 43 million in the previous quarter.

Analyst Contact:

Livar Voll, +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, CFO +47 51 50 99 19

A telephone conference regarding Smedvig’s preliminary 2005 results will be arranged Thursday February 16, at 12:00 noon. New York time, 6:00 p.m. Norwegian time. Call-in numbers are: US (800) 374-0724, International (706) 634-1387. Replays are available from February 16, 12:15 p.m. (NY) until February 24, 11:55 p.m. at US (800) 642-1687, International (706) 645-9291, access code 5269887.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has two tender rigs under construction. In addition, is Smedvig part of the construction of one 6th generation semi-submersible drilling unit. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

II

4 quarter 2005

RESULTS

Consolidated revenues for 2005 amounted to NOK 4,274 million as compared to NOK 3,096 million in 2004. Operating profit for the period totaled NOK 1,272 million as compared to NOK 624 million in 2004.

Consolidated revenues for the fourth quarter of 2005 were NOK 1,215 million as compared to NOK 1,097 million for the third quarter.

Operating profit for the quarter was NOK 535 million, up NOK 341 million from NOK 194 million in the preceding quarter. The increase reflects the reversal of previous write-down of the book value for the drillship West Navigator of NOK 352 million.

Net financial items for the quarter were income of NOK 248 million as compared to an expense of NOK 38 million in the preceding quarter. The main reason for the increase was gain on sale of the shares in Roxar AS, which contributed with an income of approximately NOK 350 million.

Income before income taxes was NOK 783 million for the fourth quarter, up from NOK 156 million in the preceding quarter.

Income taxes for the fourth quarter were NOK 740 million as compared to NOK 42 million in the previous quarter. The increase is mainly related to the effect of the Company being excluded from the Norwegian Tonnage Tax System and that the ownership for the tender rigs is transferred out of Norway.

Net income for the quarter was NOK 43 million as compared to NOK 114 million in the preceding quarter.

At the end of the quarter, the Company’s net interest bearing debt amounted to NOK 4,890 million as compared to NOK 4,967 million in the previous quarter. Cash and cash equivalents amounted to NOK 702 million as compared to NOK 668 million at the end of the third quarter 2005.

The accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) and the standard for Interim Financial Reporting. The accounts have been presented in a condensed format permitted by the Interim Financial Reporting standard. The accounts have been based on the accounting principles described in the annual report adjusted for the amendments to the accounting principles following implementation of IFRS.

BUSINESS UNITS

MOBILE UNITS

The economic utilization for the mobile units was approximately 92 percent in the fourth quarter as compared to 100 percent in the preceding quarter. The operating profit was NOK 381 million, up from NOK 55 million in the previous quarter. The increase was related to the partial reversal of the previous write-down of the book value of West Navigator with NOK 352 million.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field offshore Norway. In February 2006, the firm contract for West Venture with Norsk Hydro was extended by one-year from August 2006 to August 2007.

The fourth-generation semi-submersible rig West Alpha continued operations for Statoil on the Kristin field in the Norwegian Sea. The unit has a contract portfolio that will keep the rig employed until February 2009.

The ultra-large jack-up West Epsilon continued operations for BP on the Valhall field in the Norwegian sector of the North Sea. The unit has a firm contract with BP that extends to October 2006.

The ultra-deepwater drillship West Navigator commenced operations at the Ormen Lange field offshore Norway for Shell mid October after being relocated from West Africa. The deepwater assignment for Shell is expected to take approximately two years.

Eastern Drilling ASA, in which Smedvig owns 40 percent, has the sixth-generation semi-submersible rig West E-drill under construction at the Samsung yard in South Korea. In February 2006, West E-drill was awarded a letter of intent for a three-year contract for global operations. Commencement of the assignment is expected following delivery from the yard scheduled for the fourth quarter 2007.

TENDER RIGS

The utilization for the tender rigs was 89 percent in the fourth quarter as compared to 98 percent in the preceding quarter. The operating profit was NOK 94 million as compared to NOK 96 million in the preceding quarter.

In Thailand, the tender barge T-3 performed operations for PTT while T-4 and T-7 continued their work for Chevron. In December, T-7 was awarded a new five year contract extension by Chevron securing employment for the unit to July 2011. In Malaysia, T-6 and Teknik Berkat undertook a five-year periodical survey while T-9 and the semi tender West Pelaut continued drilling operations for ExxonMobil and Shell, respectively. In November and December, Teknik Berkat and T-6 commenced new contracts with Petronas Carigali of approximately two years and 600 days length, respectively. The semi-tenders West Alliance and West Setia worked for Shell in Brunei. In West Africa, the barge T-8 and the semi-tender West Menang continued operations for Total in Congo. In December, the contracts for T-8 and West Menang were extended by 12 and 18 months, respectively. In addition, Smedvig has one semi-tender named West Berani under construction in Singapore. The new unit is expected to be delivered from the yard in the fourth quarter 2006.

In January 2006, Smedvig entered into an agreement with Malaysia Marine & Heavy Engineering Sdn. Bnd. in South Malaysia for the purpose of building a new self erecting tender rig, T-10. Delivery of the new barge unit is scheduled for the end of the second quarter 2007. Capital expenditure for T-10 is estimated to approximately US$ 89 million and Smedvig’s ownership share is 49 percent. The tender rig will be based on a similar but improved design and specification as Smedvig’s T-9, with enhanced drilling capabilities allowing for parallel activities and significantly increased drilling efficiency.

SMEDVIG • 4 QUARTER 2005	III

•	Record operating profit by the well services division

•	Solid operating profit from tender rigs

•	Operating profit for the mobile units impacted by reversal of previous write-down of book value for West Navigator

•	New contracts/contract extensions for tender rigs T-6, T-7, T-8 and Teknik Berkat

•	Sale of the Company’s ownership interest in Roxar AS

•	Exit from the Norwegian Tonnage Tax system

Smedvig was simultaneously awarded a three-year contract by Carigali Triton for T-10 in Malaysia with commencement subsequent to delivery from the yard.

WELL SERVICES

The operating profit for the well services division for the fourth quarter was NOK 59 million, up from NOK 43 million in the previous quarter. The substantial improvement was mainly due to increased activities within the platform drilling and wireline operations.

During the quarter, Smedvig performed operations for Statoil on the Statfjord A, B and C platforms, the Veslefrikk field as well as the Gullfaks A, B and C platforms. Smedvig continued operations for BP on the Ula and Valhall platforms and carried out drilling operations and maintenance work for Talisman Energy on the Gyda field. The contracts for the Ula, Valhall and Gyda fields have been extended by one year.

On the U.K. Continental Shelf, Smedvig performed drilling and maintenance activities for Shell on several platforms including Brent D, Cormorant Alpha and Nelson.

For the wireline operations in Norway and Denmark the activity level remained sound and in line with previous quarters.

SHAREHOLDER STRUCTURE

In December 2005, the US-based drilling company Noble Corporation purchase 39.2 percent of Smedvig’s Class A shares (voting shares) and 8.9 percent of the Class B Shares (non-voting shares) from the Smedvig family. On January 23, 2006, the Oslo Stock Exchange listed offshore drilling contractor SeaDrill Limited reported that they had acquired 51.2 percent of the Class A shares and 55.1 percent of the Class B shares.

PROSPECTS

The continued high oil and gas prices in combination with increased spending on exploration and production activities by oil companies has provided for a favorable market sentiment for the oil service industry. The worldwide offshore rig utilization has remained at historically high levels, and dayrates for offshore drilling units have continued to climb to new highs. As a result of the limited rig availability, oil companies are now entering into contracts for rig capacity well ahead of contract commencement. The limited supply of rig capacity has lead to new orders for construction of additional rig capacity. So far the additional capacity has not affected the market conditions adversely as dayrates has continued to rise. However, the new capacity will not be available in the market until later this year for shallow water units and not before 2008 for deepwater units. The Board is of the opinion that the demand for the Company’s services in its primary markets is expected to continue to be strong over the next years. Smedvig has currently all units on contract with a backlog of drilling contracts currently averaging 22 months for the mobile units, 36 months for the tender rigs, as well as a satisfactory portfolio of well service contracts. The current contract coverage is believed to strengthen the Company’s financial position and create a basis for increased activity and enhanced performance. The Board of Directors considers the financial position of the Company to be sound with a promising market outlook for the Company’s services.

Stavanger, February 16, 2006

The Board of Directors

of Smedvig asa

IV

Mobile units

Contract coverage

Tender rigs

Contract coverage

Well services

Contract coverage

SMEDVIG • 4 QUARTER 2005	V

Accounts

Unaudited accounts in NOK mill.	3Q05	4Q05	4Q04	2005	2004
Revenues	446	468	302	1,618	1,168
Operating expenses	(293)	(342)	(236)	(1,133)	(840)
Depreciation and amortization	(98)	(97)	(65)	(347)	(246)
Reversal of write-down	0	352	0	594	209
Operating profit	55	381	1	732	291

Accounts

Unaudited accounts in NOK mill.	3Q05	4Q05	4Q04	2005	2004
Revenues	283	314	236	1,091	955
Gains on sale of assets	0	0	0	0	15
Operating expenses	(144)	(171)	(142)	(588)	(556)
Depreciation and amortization	(43)	(49)	(40)	(170)	(169)
Operating profit	96	94	54	333	245

Accounts

Unaudited accounts in NOK mill.	3Q05	4Q05	4Q04	2005	2004
Revenues	369	433	326	1,510	958
Operating expenses	(318)	(365)	(289)	(1,330)	(850)
Depreciation and amortization	(8)	(9)	(5)	(29)	(20)
Operating profit	43	59	32	151	88

VI

Income Statements

Unaudited accounts in NOK mill.	3Q05	4Q05	2005	4Q04	2004
REVENUE
Revenues	1,097	1,215	4,219	864	3,081
Other revenues	0	0	55	0	15

Total revenues	1,097	1,215	4,274	864	3,096

OPERATING EXPENSES
Personnel expenses	(502)	(544)	(1,991)	(447)	(1,464)
Operating expenses	(252)	(333)	(1,059)	(220)	(782)
Depreciation and amortization	(149)	(155)	(546)	(110)	(435)
Reversal of write-down	0	352	594	0	209

Total operating expenses	(903)	(680)	(3,002)	(777)	(2,472)

Operating profit	194	535	1,272	87	624

Interest income	5	7	22	4	11
Interest expense	(65)	(68)	(227)	(42)	(129)
Other financial items	22	309	286	15	28

Net financial items	(38)	248	81	(23)	(90)

Income before income taxes	156	783	1,353	64	534

Income taxes	(42)	(740)	(808)	(117)	(164)

Net income	114	43	545	(53)	370

Earnings per share	1.44	0.55	6.86	(0.64)	4.60
Diluted earnings per share	1.43	0.55	6.81	(0.65)	4.55

Balance Sheets

Unaudited accounts in NOK mill.	31.12.05	31.12.04
LONG-TERM ASSETS
Mobile units and tender rigs	8,158	6,081
Other tangible assets	155	128
Financial fixed assets	1,115	158
Total long-term assets	9,428	6,367

CURRENT ASSETS
Receiveables	1,066	985
Cash and cash equivalents	702	746
Total current assets	1,768	1,731

Total assets	11,196	8,098

SHAREHOLDERS’ EQUITY
Paid-in capital	2,520	2,534
Retained earnings	1,101	531
Total shareholders’ equity	3,621	3,065

LIABILITIES
Deferred taxes	768	17
Provisions	295	244
Long-term interest bearing debt	5,057	3,817
Current liabilities	1,455	955
Total liabilities	7,575	5,033

Total shareholders’ equity and liabilities	11,196	8,098

SMEDVIG • 4 QUARTER 2005	VII

Statement of Cash flows

Unaudited accounts in NOK mill.	2005	2004
Net income	545	370
Adjustment to reconcile net income to net cash provided by operating activities
Reversal of write-down	(594)	(209)
Depreciation and amortization	546	435
Change in working capital	578	(9)
Net cash flow provided by operating activities	1,075	587
Net cash flow used in investing activities	(1,990)	(1,425)
Net cash flow provided by (used in) financing activities	835	608
Effect of exchange rate changes on cash and cash equivalents	36	(17)
Net decrease in cash and cash equivalents	(44)	(247)
Cash and cash equivalents - beginning of year	746	993
Cash and cash equivalents - end of period	702	746

Equity reconciliation

Unaudited accounts in NOK mill.	31.12.05	31.12.04
Equity - beginning of year	3,065	3,139
Net income for the period	545	370
Treasury shares	(210)	(69)
Dividend paid	(119)	(101)
Other equity adjustments	9	14
Foreign currency adjustments	331	(288)
Equity - end of period	3,621	3,065

Consolidated accounts in accordance with US GAAP

THE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	2005	2004
Consolidated net income in accordance with IFRS	545	370

Adjustment for US GAAP:
Share-based payment	9	14
Deferred taxes	1,189	(50)
Reversal of impairment charge	(594)	(209)
Other adjustments	1	12
Net income in accordance with US GAAP	1,150	137

THE EFFECT ON CONSOLIDATED SHAREHOLDERS’ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

Unaudited accounts in NOK mill.	31.12.05	31.12.04
Consolidated shareholders’ equity in accordance with IFRS	3,621	3,065
Adjustment for US GAAP:
Deferred taxes	390	(798)
Reversal of impairment charge	(803)	(209)
Pension	34	36
Other adjustments	16	14
Shareholders’ equity in accordance with US GAAP	3,258	2,108

VIII

Key figures

	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Operating margin (%)	44	18	44	8	10	16
Equity ratio (%)	32	35	38	39	38	47
Return on equity (%) (annualized)	5	13	44	1	(6)	33
Return on total capital (%) (annualized)	20	8	22	3	5	18
Earnings per share (NOK)	0.55	1.44	4.81	0.06	(0.65)	3.45
Interest coverage ratio	12.51	3.40	9.12	1.36	2.52	11.87

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net income/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

Shareholder information

	4Q05	3Q05	2Q05	1Q05	4Q04	3Q04
Share price Class A shares	197	163	133	119	102	88
Share price Class B shares	156	132	108	100	82	73
Non Norwegian ownership Class A shares (%)	63.8	39.7	39.1	40.3	38.7	36.2
Non Norwegian ownership Class B shares (%)	66.7	36.9	30.8	30.7	28.6	27.6
Total number of shares (1,000)	81,734	81,734	82,284	82,284	82,284	82,284
Market capitalization (NOK mill.)	12,429	12,429	10,137	9,260	7,827	6,807

SMEDVIG • 4 QUARTER 2005	IX

Note to the quarterly report

TRANSITION TO IFRS

Smedvig’s quarterly report is prepared in accordance with IFRS and related transition rules have been applied. Comparable numbers have been made for 2004. For more information about the annual effects of the transition see note to the first quarter report.

The fact that IFRS rules were introduced quite recently means that clarifications from standard-setting bodies as well as the development of best practice may lead to further clarifications that could have an effect on the information provided. The IFRS rules are in addition subject to continuous review and approval by the EU.

The Company has identified the following differences that effect the Company’s accounts:

CHANGES TO THE INCOME STATEMENT

Share-based payment

The Company amortized the fair value of the granted option over the vesting period. Assumptions for calculating the fair value of the options are shown in note 17 to the 2004 annual report.

Income taxes

Smedvig has US dollar as functional currency for a significant part of its business, although the consolidated accounts are in Norwegian kroner. The impact of translating US dollar denominated debt into Norwegian kroner is adjusted for in shareholders’ equity. Income taxes related to such transactions have previously, under N GAAP, been adjusted for in shareholders’ equity as well. In accordance with IFRS, such taxes will be recognized in the income statement.

CHANGES TO THE BALANCE SHEET

Tangible fixed assets

The Company will continue to record tangible fixed assets at historical cost adjusted for accumulated depreciation. However, under IFRS the Company has introduced component depreciation, which implies that drilling units are divided into essential components. The applications of component depreciation will not have any significant effects on the Company’s accounts.

Dividends

Under IFRS, dividend will be recorded when it is approved by the General Meeting.

Financial instruments

The Company has applied fair value accounting for its financial instruments.

Pension

The Company has recognized the cumulative actuarial gains and losses for defined benefit plans at the date of transition.

First year’s installment on long-term debt

Under IFRS, first year’s installment on long-term debt is classified as short-term liability.

X

Income Statements

Unaudited accounts in NOK mill.	N GAAP 4Q04	Effect of transition	IFRS 4Q04	N GAAP 2004	Effect of transition	IFRS 2004
REVENUES
Revenues	864	0	864	3,081	0	3,081
Gains on sale of assets	0	0	0	0	15	15

Total revenues	864	0	864	3,081	15	3,096

OPERATING EXPENSES
Personnel expenses	(443)	(4)	(447)	(1,450)	(14)	(1,464)
Operating expenses	(220)	0	(220)	(782)	0	(782)
Depreciation and amortization	(110)	0	(110)	(435)	0	(435)
Reversal of write-down	0	0	0	0	209	209

Total operating expenses	(773)	(4)	(777)	(2,667)	195	(2,472)

Operating profit	91	(4)	87	414	210	624

Interest income	4	0	4	11	0	11
Interest expense	(42)	0	(42)	(129)	0	(129)
Other financial items	15	0	15	28	0	28

Net financial items	(23)	0	(23)	(90)	0	(90)

Income before other items	68	(4)	64	324	210	534

Other items
Reversal of write-down	0	0	0	209	(209)	0
Gains on sale of assets	0	0	0	15	(15)	0

Total other items	0	0	0	224	(224)	0

Income before income taxes	68	(4)	64	548	(14)	534

Income taxes	(40)	(77)	(117)	(97)	(67)	(164)
Net income	28	(81)	(53)	451	(81)	370

Earnings per share	0.36	0	(0.64)	5.60	0	4.60
Diluted earnings per share	0.35	0	(0.65)	5.55	0	4.55

Segment information

Unaudited accounts in NOK mill.	N GAAP 4Q04	Effect of transition	IFRS 4Q04	N GAAP 2004	Effect of transition	IFRS 2004
MOBILE UNITS DIVISION
Revenues	302	0	302	1,168	0	1,168
Operating expenses	(234)	(2)	(236)	(833)	(7)	(840)
Depreciation and amortization	(65)	0	(65)	(246)	0	(246)
Reversal of write down	0	0	0	0	209	209
Operating profit	3	(2)	1	89	202	291

TENDER RIGS DIVISION
Revenues	236	0	236	955	0	955
Gains on sale of assets	0	0	0	0	15	15

Total revenues	236	0	236	955	15	970
Operating expenses	(141)	(1)	(142)	(552)	(3)	(555)
Depreciation and amortization	(40)	0	(40)	(170)	0	(170)
Operating profit	55	(1)	54	233	12	245

WELL SERVICES DIVISION
Revenues	326	0	326	958	0	958
Operating expenses	(288)	(1)	(289)	(846)	(4)	(850)
Depreciation and amortization	(5)	0	(5)	(20)	0	(20)
Operating profit	33	(1)	32	92	(4)	88

SMEDVIG • 4 QUARTER 2005	XI

Balance sheets

Unaudited accounts in NOK mill.	N GAAP 31.12.04	Effect of transition	IFRS 31.12.04
Long-term assets
Mobile units and tender rigs	6,081	0	6,081
Other tangible assets	128	0	128
Financial fixed assets	158	0	158

Total long-term assets	6,367	0	6,367

Current assets
Receivables	985	0	985
Cash and cash equivalents	746	0	746

Total current assets	1,731	0	1,731

Total assets	8,098	0	8,098

Shareholders’ equity
Paid-in capital	2,541	0	2,541
Retained earnings	428	96	524

Total shareholders’ equity	2,969	96	3,065

Liabilities
Deferred taxes	26	(9)	17
Provisions	211	33	244
Long-term interest bearing debt.	3,828	(11)	3,817
Current liabilities	1,064	(109)	955

Total liabilities	5,129	(96)	5,033
Total shareholders’ equity and liabilities	8,098	0	8,098

Statments of Cash flows

Unaudited accounts in NOK mill.	N GAAP 2004	Effect of transition	IFRS 2004
Cash Flows from operating activities
Net income	451	0	370
Adjustment to reconcile net income tonet cash provided by operating activities
Reversal of prevous write-down of assets	(209)	0	(209)
Depreciation and amortization	435	0	435
Change in working capital	(90)	81	(9)
Net cash flow provided by operating activities	587	0	587
Net cash flow used in investing activities	(1,425)	0	(1,425)
Net cash flow provided by financing activities	608	0	608
Effect of exchange rate changes on cash and cash equivalents	(17)	0	(17)
Net decrease in cash and cash equivalents	(247)	0	(247)
Cash and cash equivalents - beginning of year	993	0	993
Cash and cash equivalents - end of period	746	0	746

Equity reconciliation

Unaudited accounts in NOK mill.	N GAAP 31.12.04	Effect of transition	IFRS 31.12.04
Equity - beginning of year - N GAAP	3,062	77	3,139
Net income (loss) for the period - N GAAP	451	(81)	370
Treasury shares	(69)	0	(69)
Proposed/paid dividend	(120)	19	(101)
Other equity adjustments	0	14	14
Foreign currency adjustments	(159)	(129)	(288)
Equity end of period	3,165	(100)	3,065

SMEDVIG asa

Finnestadveien 28, P.O. Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88

Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.com, Hugin: www.huginonline.no/SME

Unofficial translation of the minutes from the EGM

Extraordinary General Meeting of Smedvig asa

held in Stavanger on February 16, 2006

The Extraordinary General Meeting of Smedvig asa was held on February 16, 2005 at 3.00 p.m at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

The General Meeting was opened by the Chairman of the Board, Peter T. Smedvig, who according to the Articles of Association shall preside over the General Meeting. The record shows the following attending shareholders:

Shareholders representing 49,196,761 Class A shares (91.51%) were present, of which 49,196,761 shares were represented by power of attorney.

Shareholders representing 18,629,711 Class B shares (71.73%) were present, of which 18,629,711 shares were represented by power of attorney.

In all, shareholders representing 67,826,472 Class A- and B shares (85.06%) were present. The record of the attending shareholders under the Public Limited Companies Act § 5-13 is attached to the Minutes, cf annex 1.

The agenda comprised:

1. Approval of the notice and the agenda of the Extraordinary General Meeting

The notice and the agenda were approved by 49,061,161 votes. 135,600 votes abstained from voting. Accordingly the General Meeting was declared to constitute a quorum and competent to proceed to business.

2. Election of person to co-sign the Minutes

Mr. Per Anders Sæhle was elected by 49,061,161 votes to co-sign the Minutes together with the Chairman, who according to the Company’s Articles of Association is the Chairman of the Board. 135,600 votes abstained from voting on agenda item 2.

3. Election of new Board members and Chairman of the Board

The General meeting resolved to elect Kate Blankenship, Siri B. Hatlen, Per Kumle and Tor Olav Trøim as new Board members. The decision was adopted with 27,863,646 against 21,197,515 votes. 135,600 votes abstained from voting.

Mr. John Fredriksen was elected new Chairman of the Board. The decision was adopted with 27,863,646 against 21,197,515 votes. 135,600 votes abstained from voting.

There being no further business the meeting was adjourned.

Peter T. Smedvig	Per Anders Sæhle

NEWS RELEASE

Smedvig to supervise construction of SeaDrill drilling units

STAVANGER, Norway, February 23, 2006 — Smedvig has entered into an agreement with SeaDrill Limited for construction supervision and marketing of four semi-submersible drilling units currently under construction in Singapore and South Korea.

The two units that are being built in Singapore at the Jurong Shipyard are deepwater semi-submersible drilling units for benign waters designed to operate in water depths up to approximately 2,500 meters. The two units that are being built at the Daewoo Shipbuilding & Marine Engineering in South Korea are ultra deepwater semi-submersible drilling units tailor-made for harsh environment and designed to operate in water depths up to approximately 3,000 meters. All four units are equipped with dynamic positioning systems.

It is the intension that the agreement over time also will include operation of the units, following delivery from the yard in 2008.

The management agreement is at a later stage likely to include two drillship contracted by the current SeaDrill subsidiary Mosvold Drilling Ltd.

Analyst Contact:

Jim Dåtland, +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, CFO +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and eleven tender rigs and has two tender rigs under construction. In addition, Smedvig is part of the construction of one 6th generation semi-submersible drilling unit. The company holds contracts for production drilling, engineering services and wireline operations on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no